Sub-Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of the EIC
Value Fund (the "Fund") was held on January 11, 2017 for the following purposes:

To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Equity Investment Corporation
("EIC") ("Advisory Agreement").

To permit EIC to retain the fees paid by the Fund to EIC for its investment advisory services provided to the Fund from September
30, 2016 until the date that the Advisory Agreement was approved by Shareholders.

All Fund shareholders of record at the close of business on November 3, 2016 were entitled to attend or submit proxies. As of the record date, the Fund had 21,972,053.986 shares outstanding. At the meeting, shareholders approved the Advisory Agreement and the retention of fees paid by the Fund to EIC.

The results of the voting for the proposal were as follows:

Approval of Advisory Agreement:

For Votes 9,341,394

Against Votes 68,021

Abstained Votes 133,192

Broker Non-Votes 2,121,359

Retention of fees paid by the Fund to EIC:

For Votes 9,195,824

Against Votes 197,683

Abstained Votes 149,100

Broker Non-Votes 2,121,359